Exhibit 99.1

ProQR to Focus Exclusively on Axiomer RNA-editing Technology and Partner Ophthalmology Programs

•	In line with corporate strategy update in April, ProQR to focus exclusively on the development of the Axiomer® RNA editing technology platform across multiple therapeutic areas; update on initial pipeline targets expected in late 2022/early 2023
•	Additional pivotal trial recommended by EMA for sepofarsen prior to a regulatory submission
•	Company will seek a strategic partner for ophthalmology assets
•	Workforce reduction to be implemented within clinical stage ophthalmology programs
•	Cash runway extended into 2026
•	Conference call today at 8:15am EDT

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 11, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies, today provided an update on its ophthalmology programs following feedback from the European Medicines Agency (EMA) related to sepofarsen and will now focus exclusively on its Axiomer® RNA-editing technology platform.

Following the results from the sepofarsen Illuminate trial, the EMA has recommended an additional clinical trial be conducted for sepofarsen prior to submitting a Marketing Authorisation Application (MAA). In light of this feedback and in order to continue advancement of the portfolio of ophthalmic product candidates, including sepofarsen for LCA10 and ultevursen (QR-421a) for USH2A-mediated Usher syndrome and retinitis pigmentosa, the Company will seek to identify a strategic partner to take the ophthalmology portfolio forward.

To preserve operating capital, and until a partner is found that can fund the clinical programs moving forward, the current ongoing trials of sepofarsen and ultevursen – including Illuminate, Insight, and Brighten for sepofarsen, along with Sirius and Helia for ultevursen – will be wound down. For people currently participating in these trials, ProQR will offer continued access to currently available sepofarsen or ultevursen.

Strategic Focus and Operational Update

Further to the announcement in April 2022 on the Company’s strategy, going forward, ProQR will focus exclusively on accelerating the development of its Axiomer RNA-editing platform technology. Initial therapeutic areas include liver and CNS, which we believe have strong alignment with ProQR’s oligonucleotide delivery approaches.

ProQR’s strategic growth initiatives related to the advancement of its Axiomer RNA editing platform include both in-house development of select pipeline programs using the technology and a partnering strategy for the platform. The Company continues to execute on its global licensing and research partnership with Eli Lilly, focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system, and may selectively enter additional partnerships designed to advance and capture the full potential value of the platform. ProQR has established a leading IP estate in the ADAR-editing space related to its RNA-editing technology and the platform’s broad applicability has significant potential to treat a number of diseases. The Company will provide further updates on the Axiomer strategy, including announcing its internal development targets in late 2022/early 2023.

Based on the wind down of sepofarsen and ultevursen clinical trials and associated workforce reduction, ProQR will realize cost savings in headcount, program, and related support activities, which are expected to extend ProQR’s cash runway into 2026. The cash runway into 2026 excludes any revenue generated from the Company’s existing partnership and any potential new partnering deals.

“As we prioritize the development of our Axiomer RNA editing platform technology, we believe partnering our ophthalmology assets is the best strategy to drive these programs forward to patients,” said Daniel A. de Boer, Chief Executive Officer of ProQR Therapeutics. “The feedback we received from the EMA is helpful in designing an additional registration trial for sepofarsen based on the learnings from the Illuminate trial and we will seek a strategic partner for the further development of our ophthalmology programs, including sepofarsen and ultevursen. As a company dedicated to developing therapies to improve the lives of patients, we will offer clinical trial participants continued access to currently available sepofarsen or ultevursen. I want to thank the employees who will be separating from ProQR for their significant contributions in advancing sepofarsen and ultevursen to this stage, as well as the patients, providers, and supporters of these programs.”

De Boer continued, “Going forward, we will focus our strategy and resources exclusively on advancing our Axiomer RNA-editing platform technology and the changes announced today will also enable us to extend our cash runway in 2026. We look forward to continued progress with the business, including sharing details of our development plans for Axiomer.”

Conference call and webcast details

Company management will host a call today, August 11, 2022, at 8:15am EDT to discuss this announcement. The live and archived webcast of the presentation will be accessible through this webcast link, or to access the live call by phone please register here. A dial-in and unique PIN will be provided to join the call. The archived webcast will be available for approximately 30 days following the presentation date.

About Axiomer® technology

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the c.2991+1655A>G (p.Cys998X) mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About sepofarsen

Sepofarsen (QR-110) is an investigational RNA therapy designed to restore vision in Leber congenital amaurosis 10 due to the c.2991+1655A>G mutation (p.Cys998X) in the CEP290 gene. The mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher syndrome type 2a and retinitis pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2a are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2a and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About ultevursen

Ultevursen (formerly QR-421a) is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. Ultevursen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for genetic diseases. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our strategy and future operations, statements regarding our product candidates, including sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding ultevursen (QR-421a) and the clinical development and the therapeutic potential thereof, our regulatory strategy following feedback from the EMA, our plans to seek strategic partnerships for our ophthalmology assets, statements regarding the potential of and our plans with respect to our technologies and platforms (including Axiomer®), our other programs and business operations, our current and planned partnerships and collaborators and the intended benefits thereof, our planned interactions with regulatory authorities relating to our programs, our updated strategic plans and the intended benefits thereof, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the ongoing COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for later data to alter initial and preliminary results of early-stage clinical trials, including as a result of differences in the trial designs and protocols across different trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the outcomes of interactions with regulatory authorities; that any regulatory submissions that we may make may not yield marketing approval for any of our product candidates; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including for our ophthalmology assets; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary note on future updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the ongoing COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor contact:

Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578

hans@lifesciadvisors.com

Media contact:

Robert Stanislaro
FTI Consulting
T: +1 212 850 5657

robert.stanislaro@fticonsulting.com